SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

ALLOS THERAPEUTICS, INC.

(Name of Subject Company)

ALLOS THERAPEUTICS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

019777101

(CUSIP Number of Class of Securities)

Paul Berns

Chief Executive Officer

11080 CirclePoint Road, Suite 200

Westminster, CO 80020

(303) 426-6262

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 13, 2012 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”), by Allos Therapeutics, Inc., a Delaware corporation (the “Company”), relating to the tender offer disclosed in a Tender Offer Statement on Schedule TO, dated April 13, 2012 (the “Schedule TO”), filed by Sapphire Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Spectrum Pharmaceuticals, Inc., a Delaware corporation, pursuant to which Purchaser is offering to purchase all outstanding shares of common stock, par value $0.001 per share (including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, the “Shares”), of the Company, at a purchase price of $1.82 per share, plus one contingent value right to receive additional consideration of $0.11 per Share in cash upon the achievement of specified milestones, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 13, 2012, and in the related Letter of Transmittal.

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment is being filed to add the following exhibit:

Item 9. Exhibits.

Exhibit Number	Description

(a)(3)	Press Release issued by the Company on April 20, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 20, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLOS THERAPEUTICS, INC.

By:	/s/ David C. Clark
Name:	David C. Clark
Title:	Vice President, Finance and Treasurer

Dated: April 20, 2012

EXHIBIT INDEX

Exhibit Number	Description

(a)(3)	Press Release issued by the Company on April 20, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 20, 2012).

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